Exhibit 99.1

Exceptional plant performance increases TransAlta’s earnings

First quarter 2006 highlights:

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Comparable earnings* of $0.38 per share compared to $0.25 per share in 2005

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Reported net earnings of $0.35 per share compared to $0.25 per share last year

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Generated cash flow from operations of $200 million compared to $150 million in 2005

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Achieved availability of 96.9 per cent compared to 93.4 per cent in 2005

CALGARY, Alberta (April 21, 2006) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced first quarter 2006 comparable earnings of $75.4 million or $0.38 per share compared to $49.4 million or $0.25 per share in the first quarter 2005.  Net earnings of $69.2 million ($0.35 per share) include a $6.2 million ($0.03 per share) turbine impairment charge.  Net earnings in the first quarter 2005 were $49.4 million or $0.25 per share.

“Higher availability and increased production in Alberta were the key drivers of our first quarter results,” said Steve Snyder, TransAlta president and CEO. “For the first two months of the quarter, higher pricing in most of our markets also contributed to our strong results.  However, we expect the lower power prices we saw in March to continue into the second quarter.”

Cash generated from operating activities was $200.3 million for the quarter compared to $149.6 million in the same period last year.  Capital expenditures were $29.2 million compared to $37.7 million in the first quarter 2005.  TransAlta also reduced its net debt in the quarter by $134.1 million.

In the first quarter of 2006, TransAlta:

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Signed a five-year agreement with the Ontario Power Authority for its Sarnia Regional Cogeneration Power Plant.

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Had its credit rating upgraded to ‘BBB’ by Standard and Poor’s.

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Announced a development agreement to pursue the proposed 450 megawatt Keephills 3 power project with EPCOR Utilities.

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Received regulatory approval to continue its normal course issuer bid program.

*Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on page 12 of the MD&A.

-more-

TransAlta will hold a conference call and webcast at 9 a.m. MST (11 a.m. EST) today to discuss first quarter 2006 results.  The call will begin with a short address by Steve Snyder, president and CEO and Brian Burden, executive vice-president and CFO, followed by a question and answer period for investment analysts. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and moderator "Jennifer Pierce".

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

Questions can also be asked via webcast, at www.transalta.com. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 312068#. A transcript will be posted on TransAlta's site approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com